Needham & Company, LLC 3000 Sand Hill Road, Building 2 Menlo Park, CA 94025 Telephone: (650) 854-9111 Facsimile: (650) 854-9853	WR Hambrecht + Co., LLC 539 Bryant Street, Suite 100 San Francisco, CA 94107 Telephone: (415) 551-8600 Facsimile: (415) 551-8686

March 27, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  GSI Technology, Inc.
  Registration Statement on Form S-1

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), we, the representatives of the underwriters (the "Representatives"), hereby join in the request of GSI Technology, Inc. (the "Registrant"), for the acceleration of the effective date of the Registrant's Registration Statement on Form S-1 (File No. 333-139885) (the "Registration Statement"), relating to a public offering of shares of the Registrant's common stock, par value $0.001 per share, so that the Registration Statement may be declared effective at 4 P.M., E.S.T., on March 28, 2007, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

        Additionally, we hereby advise you that the Preliminary Prospectus dated March 12, 2007, was distributed by the Representatives approximately as follows:

2,042 copies to anticipated underwriters
3,671 copies to institutional investors
1,125 copies to others
Total:	6,838

        The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,
Needham & Company, LLC WR Hambrecht + Co., LLC Robert W. Baird & Co., Incorporated Stanford Group Company as representatives of the several underwriters
By:	Needham & Company, LLC
By:	/s/ CHAD W. KECK Title: Vice Chairman
By:	WR Hambrecht + Co., LLC
By:	/s/ CRAIG B. JAMPOL Title: Managing Director